Delisting Determination,The Nasdaq Stock Market, LLC,
August 22, 2008, Millenium Cell Inc. The Nasdaq Stock Market,
Inc. (the Exchange) has determined to remove from listing the common stock of Millenium Cell Inc. (the
Company), effective at the opening of the trading session on September 2, 2008. Based on a review of the information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Marketplace Rules
4300, 4310(c)(04), and 4310(c)(14).  The Company was
notified of the Staffs determination on April 23, 2008.
The Company requested a review of the
Staffs determination before the Listing
Qualifications Hearings Panel, but withdrew its request for a hearing on June 11, 2008 and trading in the Companys securities was suspended on June 13, 2008. The Staffs Determination to delist the Company became final on June 13, 2008.